Stuart F. Feiner
Executive Vice-President,
General Counsel and Secretary
(416) 361-7680 Telephone
(416) 361-7734 Facsimile
February 27, 2006
By Facsimile, Edgar and Courier
Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street N.W., Stop 7010
Washington, D.C. 20549
Re: Inco Limited: Letters from the Division of Corporation Finance of the U.S. Securities and Exchange Commission (“the Commission”) dated December 28, 2005 and February 17, 2006 Covering Inco Limited’s Form 10-K for the Fiscal Year Ended December 31, 2004, Filed March 15, 2005, and Form 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005 Filed April 29, 2005, August 9, 2005 and October 31, 2005: File No. 1-1143

Dear Ms. Davis:
     We refer to your letter dated February 17, 2006 addressed to the undersigned, which letter we received by facsimile on February 17, 2006 (“February 17, 2006 Letter”), and to our conversation with Jonathan and you of February 24. We have enclosed a copy of the February 17, 2006 Letter as Exhibit A hereto for reference purposes.
     In organizing this letter, we have restated in bold the two items (beginning with the title “Request Number 1 of the February 17, 2006 Letter”) set forth in the February 17, 2006 Letter to which you have requested that we respond and have then set forth our responses (beginning under the heading “Our Response to Request Number 1”) to these two specific items.
     We understand the views of the Division of Corporation Finance which you had outlined in our conversation of February 24. We do continue to believe that, for the reasons set forth in our letter dated February 3, 2006, no revision to our U.S. GAAP reconciliation note included in our filings with the Commission referenced above is required in terms of the treatment of Inco Limited’s three currently issued and outstanding issues of convertible debt securities under Statement of Financial Accounting Standards (“SFAS”) No. 133. We do intend, as noted in our February 3, 2006 letter, to include additional disclosure in respect of SFAS No. 133 and the related accounting standards in our 2005 Consolidated Financial Statements covering the treatment of our three separate issues of convertible debt securities.

Request Number 1 of the February 17, 2006 Letter
Form 10-K for the Fiscal Year Ended December 31, 2004
Note 15 Convertible Debt, page 156
1.	We note your response and are continuing to consider your conclusion that the embedded conversion options associated with the Lyon Notes, Convertible Debentures, and Subordinated Convertible Debentures qualify as conventional convertible as that term is used in paragraph 4 of 00-19 and EITF 05-2.

2.	We note your response indicates that you believe the conversion option qualifies for the scope exception in paragraph 11 of SFAS 133 since you believe the conversion feature is both indexed to your own stock and would be classified in stockholders’ equity if freestanding. However, we note that one of the events that triggers the ability of the holder to convert is “if the trading price of the Convertible Debenture or the Subordinated Convertible Debenture, as applicable over a specified period has fallen below 95 percent of the amount equal to our then prevailing common shares price time the applicable conversion rate.” Please tell us how you concluded that this conversion feature meets the criteria of being “indexed solely to your common stock,” and thus eligible for the paragraph 11(a) scope exception in SFAS 133. In this regard, it appears this feature may be considered indexed to an observable market, other than the market for your common stock, as noted in paragraph 5 of EITF 01-6.
Our Response to Request Number 1
     Our initial response to your December 28, 2005 letter addressed only the separate and distinct conversion feature that does meet the SFAS No. 133 paragraph 11(a) exemption. When our 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures were issued in March 2003, we evaluated the conversion feature noted in your point 2 above (the bond parity trigger) and determined that it does not meet the scope exemption set forth in Paragraph 11(a) of SFAS No.133. We evaluated this conversion feature when it was being formulated and discussed with our investment advisors who effectively co-managed the offering and sale of these convertible debt securities what the fair value was. We concluded that the fair value of each such bond parity trigger relating to the entire issue of the related 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures was insignificant (less than $50,000). We continue to monitor the fair value of the conversion feature and have concluded that it remains insignificant. Based on the foregoing analysis of this conversion feature, we concluded that it is not relevant for the purposes of EITF 01-6 as it is accounted for under SFAS No. 133 at fair value.

Request Number 2
3.	We note you conclude that the liquidating damage provision associated with the registration rights was intended to represent the difference in the fair value between the registered and unregistered shares. Please provide us your analysis of how you concluded that the liquidating damage reasonably represents the difference in fair value. Please quantify in your analysis the maximum liquidating damage that could be assessed at the date your convertible instruments were issued.
Our Responses to Request Number 2
     The “additional interest” provision contained in each of the registration rights agreements covering our LYON Notes, 2003 Convertible Debentures and 2003 Subordinated Convertible Debentures is referred to as a “liquidated damage” provision and not a “penalty”.
     This additional interest provision was intended under each of these agreements to represent “fair and reasonable compensation for any failure [by Inco] to file a registration statement or have it declared effective or to be available for effecting re-sales of registrable securities.” The terms of the “additional interest” were negotiated between Inco and each of the initial purchasers of the three separate issues of convertible debt securities offered in reliance on Rule 144A and represented the only compensation payable in the event that Inco failed to meet these registration requirements. Our investment advisors on each of these three issues of convertible debt securities confirmed when we were negotiating the terms and conditions of these convertible debt securities, and have reconfirmed, that the additional interest represented, at the time of the negotiation of the terms of these securities, the difference in fair value between having or holding registered and unregistered common shares of Inco.
     As requested, we have set forth below our quantification of the maximum “liquidating damage” (additional interest) that could be assessed as of the date when each of these convertible debt securities was issued.

Computation of maximum additional interest — 2003 Convertible Debentures, 2003 Subordinated Convertible Debentures and LYON Notes — Securities not registered for entire term these Convertible Debt Securities would be outstanding

	(1)	(2)	(3)
		2003
	2003	Subordinated
	Convertible	Convertible
	Debentures	Debentures	Lyon Notes

Applicable principal amount	$261,036,792	$227,100,000	$342,793,355

Interest Rate (4)	$261,036,792	$227,100,000	$342,793,355
	0.50%	0.50%	0.50%

Additional interest — annual amount	$1,305,184	$1,135,500	$1,713,967

Present value — additional interest	$16,006,599	$13,803,770	$17,288,529
Number of Convertible Debt Securities	272,679	227,100	438,282
Present value — additional interest per Convertible Debt Securities (5)	$58.70	$60.78	$39.45
Number of shares per Convertible Debt Securities	31.9354	38.4423	26.553
Present value — additional interest per share	$1.84	$1.58	$1.49
Strike price of common shares at date of issuance	$28.61	$26.01	$19.76
Additional Interest as a percentage of strike price	6%	6%	8%

Notes:

(1)	Applicable principal amount means, as of any date of determination, with respect to each $1,000 principal amount of the 2003 Convertible Debentures, (1) the sum of the initial issue price of such Debentures plus accrued interest with respect to such Debentures through such date of determination or (2) if no Debentures are then outstanding, such sum calculated as if such debentures were then outstanding.

(3)	The term applicable principal amount means as of any date of determination with respect to each $1,000 amount payable at maturity of the LYON Notes, the sum of the initial issue price of such LYON Notes plus accrued interest with respect to such LYON Notes through such date of determination or, if no LYON Notes are outstanding such sum calculated as if the LYON Notes were then outstanding.

(4)	Assumed rate for the period is 0.50%. This calculation assumes that the 90-day period after the occurrence of such event has occurred prior to the 12-month period for which the additional interest is computed above.

(5)	Discount rate used represents credit adjusted risk free rate at time of issuance.

     Based on our detailed analysis set forth above we have confirmed that the liquidated damages (additional interest) reasonably represents the difference in fair value between registered and unregistered shares.

     We very much appreciate the opportunity to discuss this matter with Jonathan and you on February 24. Since we are in the process of finalizing our 2005 Consolidated Audited Financial Statements, including our U.S. GAAP reconciliation note, we would request that you let us know by March 1, 2006 whether you have any further questions on our determination that the conversion option embedded derivative in each of our three issues of convertible debt securities meets Paragraphs 12 — 33 of EITF 00-19 and, accordingly, can be classified in stockholders’ equity if each were a freestanding derivative.
     Please contact the undersigned at (416) 361-7680 or by email at sfeiner@inco.com with any questions with respect to our responses set forth in this letter.
Yours very truly,
S.F. Feiner
Executive Vice President
General Counsel and Secretary
CC:	Jonathan Duersch, Division of Corporate Finance, Fax number (202) 772-9368 Bob Davies, Executive Vice President and Chief Financial Officer Bruce Winter, Partner, PricewaterhouseCoopers LLP
Exhibit A